50 3/9/04

04004475

SECURITIES ... ION
Washington, D.C. 20549

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RECD S.E.C. FEB 2 3 2004 535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARRINGTON ASSOCIATES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BOULEVARD, SUITE 2200
(No. and Street)

LOS ANGELES, CALIFORNIA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDUARD BAGDASARIAN (310) 479-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTHOUSE, CALIN & VAN TRIGHT
(Name – *if individual, state last, first, middle name*)

1601 CLOVERFIELD BOULEVARD, SUITE 300 SOUTH SANTA MONICA, CALIFORNIA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/19

OATH OR AFFIRMATION

I, EDUARD BAGDASARIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRINGTON ASSOCIATES, as of DECEMBER 31, 20_03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

CATHERINE L. SHUMP
Commission # 1315309
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Statement of Cash Flows.
- ☒ (p) Independent Auditor's Report on Internal Accounting Control.

BARRINGTON ASSOCIATES

FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND
AUDITORS' REPORT
DECEMBER 31, 2003

BARRINGTON ASSOCIATES

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors have not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Barrington Associates:

We have audited the accompanying statements of financial condition of Barrington Associates (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 12, 2004

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

BARRINGTON ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,294,521	$ 4,203,605
Accounts receivable, no allowance provided	86,112	62,940
Marketable securities	2,475	3,300
Prepaids and other current assets	47,000	4,132
Total current assets	2,430,108	4,273,977
Property and equipment, net	315,701	388,370
Deposits and other assets	85,640	85,209
Total assets	$ 2,831,449	$ 4,747,556
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 120,874	$ 59,400
Current portion of capitalized lease obligations	8,878	18,440
Security deposit	8,716	8,716
Total current liabilities	138,468	86,556
Capitalized lease obligations, net of current portion	4,331	13,403
Total liabilities	142,799	99,959
Commitments (Notes 3, 4 and 6)		
Shareholders' equity:		
Common stock, no par value;		
Series A - 500,000 shares authorized, 103,090 shares issued and outstanding	4,950	4,950
Series B - 500,000 shares authorized, 6,312 shares issued and outstanding	1,941,216	1,941,216
Retained earnings	742,484	2,701,431
Total shareholders' equity	2,688,650	4,647,597
Total liabilities and shareholders' equity	$ 2,831,449	$ 4,747,556

See notes to financial statements.

BARRINGTON ASSOCIATES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues	$ 19,049,935	$ 24,117,663
Expenses:		
Professional salaries	10,173,844	9,331,162
General and administrative expenses	3,328,592	2,854,452
Total expenses	13,502,436	12,185,614
Income from operations	5,547,499	11,932,049
Interest income	7,794	49,955
Interest expense	(2,987)	(5,195)
Income before income tax provision	5,552,306	11,976,809
Income tax provision	83,000	206,250
Net income	$ 5,469,306	$ 11,770,559

See notes to financial statements.

BARRINGTON ASSOCIATES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock					
	Series A		Series B		Retained	
	Shares	Amount	Shares	Amount	Earnings	Total
Balance at December 31, 2001	103,090	$ 4,950	6,312	$ 1,941,216	$ 1,553,394	$ 3,499,560
Shareholders' distributions	-	-	-	-	(10,622,522)	(10,622,522)
Net income	-	-	-	-	11,770,559	11,770,559
Balance at December 31, 2002	103,090	4,950	6,312	$ 1,941,216	$ 2,701,431	$ 4,647,597
Shareholders' distributions	-	-	-	-	(7,428,253)	(7,428,253)
Net income	-	-	-	-	5,469,306	5,469,306
Balance at December 31, 2003	103,090	$ 4,950	6,312	$ 1,941,216	$ 742,484	$ 2,688,650

See notes to financial statements.

BARRINGTON ASSOCIATES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net cash flows from operating activities:		
Net income	$ 5,469,306	$ 11,770,559
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	107,783	144,000
Changes in operating assets and liabilities:		
Accounts receivable	(23,172)	41,456
Prepaids and other current assets	(42,868)	17,502
Security deposits	394	(4,426)
Accounts payable and accrued expenses	61,474	(37,615)
Tenant sublease security deposit	-	8,716
Net cash provided by operating activities	5,572,917	11,940,192
Cash flows from investing activities:		
Acquisition of property and equipment	(35,114)	(185,264)
Cash used in investing activities	(35,114)	(185,264)
Cash flows from financing activities:		
Repayment of capitalized lease obligation	(18,634)	(16,427)
Distributions to shareholders	(7,428,253)	(10,622,522)
Cash used in financing activities	(7,446,887)	(10,638,949)
Net increase (decrease) in cash	(1,909,084)	1,115,979
Cash, beginning of year	4,203,605	3,087,626
Cash, end of year	$ 2,294,521	$ 4,203,605
Supplemental disclosures of cash flow information:		
Income taxes	$ 130,000	$ 206,250
Interest expense	$ 2,987	$ 5,195

See notes to financial statements.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Barrington Associates (the Company) is a California corporation, which was incorporated in 1984. The Company is a private investment-banking firm headquartered in Los Angeles which provides expert merger and acquisition and corporate finance services. The Company is a registered broker-dealer with the National Association of Securities Dealers (NASD).

Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The Company files its income tax returns on the cash basis of accounting.

Revenue Recognition

Revenue from investment banking services is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include non-refundable engagement fees and contingency fees. Non-refundable fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Cash and Cash Equivalents

For the purpose of presentation in the Company's statements of cash flows, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash and (b) so near to maturity that they present insignificant risk of change in value due to changing interest rates.

Property and Equipment

Property and equipment are recorded at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs are expensed as incurred and additions, renewals and betterments are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses of approximately $147,000 were incurred in 2003.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code (S Corporation election). Under these provisions the shareholders are liable for income tax on their respective shares of the Company's taxable income. In addition, there is a 1.5% tax on the Company's taxable income for state purposes with a minimum tax of $800. Accordingly, no liability or provision for federal income taxes attributable to S Corporation operations are included in the accompanying financial statements, nor are any deferred taxes provided for temporary differences between tax and financial reporting since the tax effect of the timing differences are not significant.

Marketable Securities

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Marketable securities are recorded at the lower of fair market value or cost, using public data for companies that are listed on stock exchanges and management's estimates for private investments where no public data is available. There was a loss of $825 due to the expiration of stock warrants in 2003.

Realized and unrealized gains and losses are determined on the basis of specific identification using historical cost. There were no marketable securities classified as available for sale in 2003 and 2002.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable.

The Company maintains most of its cash balances at a financial institution located in Los Angeles, California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times, such balances are in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of credit risk with respect to accounts receivable are limited. Generally, the Company does not require collateral or other security to support accounts receivable. Management continually monitors the financial condition of these companies to reduce the risk of loss.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

During the years ended December 31, 2003 and 2002, the Company had three clients, which each accounted for more than 10 percent of its revenue.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment and intangible assets consist of the following as of December 31:

	2003	2002	Life in Years
Office equipment	$ 263,587	$ 262,853	5 – 7
Furniture and fixtures	322,032	318,652	5 – 7
Computer equipment	257,576	226,574	5
Leasehold improvements	20,603	20,605	31.5
Equipment under capital leases	87,721	87,721	5
Software	106,112	106,112	3
Commissions	9,246	9,246	1.5
	1,066,877	1,031,763	
Less: accumulated depreciation and amortization	(751,176)	(643,393)	
	$ 315,701	$ 388,370	

NOTE 3. CAPITALIZED LEASE OBLIGATIONS

The Company leases various equipment under capital lease obligations which expire through March 2006. The capitalized fair value of the equipment is being depreciated over five years (Note 2).

NOTE 3. CAPITALIZED LEASE OBLIGATIONS (Continued)

As of December 31, 2003, the remaining obligations under these capital lease agreements are as follows:

Year Ending December 31,:	Amount
2004	$ 9,928
2005	4,081
2006	1,009
Total future minimum lease payments	15,018
Less: amount representing interest	(1,809)
Capitalized lease obligations	13,209
Less: current portion of capitalized lease obligations	(8,878)
Long-term obligations under capital lease	$ 4,331

NOTE 4. COMMITMENTS

(i) Office Leases

The Company has commitments related to office facility leases and vendor arrangements. The Company leases various office facilities under operating leases expiring through November 2006 and requiring minimum monthly rental payments of approximately $52,700.

The minimum noncancelable lease commitments, less sub-rental income, is as follows:

Year Ending December 31,	Amount	Sublease to Nonrelated Parties	Total
2004	$ 514,105	$ 53,865	$ 460,240
2005	577,590	-	577,590
2006	537,448	-	537,448
	$ 1,629,143	$ 53,865	$ 1,575,278

Office rental expense for the years ended December 31, 2003 and 2002 was $643,283 and $575,014, respectively, which is net of sublease income of $121,899 and $75,450, respectively.

Effective November 2002, the Company has entered into an eighteen-month sublease agreement with an unrelated third party with monthly rental payments of approximately $9,200. Total amount earned from this sublease in 2003 is $121,899 and is included as a reduction in general and administrative expenses in the accompanying financial statements.

NOTE 5. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers certain employees. Contributions are made at the discretion of the board of directors subject to plan and statutory limitations. Contributions made to the plan for the years ended December 31, 2003 and 2002 amounted to $176,261 and $185,210, respectively. At December 31, 2003 and 2002, there were no accrued contributions.

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) (rule 15c3-1), which requires the maintenance of a minimum level of net capital of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, both as defined, and a maximum aggregate indebtedness to net capital ratio of 15 to 1. At December 31, 2003, the Company had net capital of $2,115,325, which exceeded the minimum requirement of $9,520 by $2,105,805 and had a net capital ratio of 0.07 to 1. The Company anticipates making capital distributions in the future, but the distributions will not cause the Company to be in violation of its net capital requirements.

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report on Supplementary Information
Required by SEC Rule 17A-5

To the Board of Directors
Barrington Associates:

We have audited the accompanying financial statements of Barrington Associates for the year ended December 31, 2003, and have issued our report thereon dated January 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 12, 2004

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

BARRINGTON ASSOCIATES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II

DECEMBER 31, 2003

	Accounts From			
	Audited Financial Statements	Unaudited FOCUS Part II	Differences (See Schedule II)	
Total Shareholders' Equity	$ 2,688,650	$ 2,641,650	$ 47,000	(1)
Deductions and/or Charges				
Non-allowable assets included in the following statement of financial condition captions:				
Accounts receivable	86,112	86,112	-	
Marketable security	2,475	2,475	-	
Prepaid expenses, deposits and other assets	132,640	85,640	47,000	
Property and equipment, net	315,701	315,701	-	(1)
Total Non-allowable Assets	536,928	489,928	47,000	
Net capital before haircuts	2,151,722	2,151,722	-	
Haircuts on securities	36,396	36,396	-	
Net capital	$ 2,115,326	$ 2,115,326	$ -	
Total Aggregated Indebtedness	$ 142,799	$ 142,799	$ -	
Minimum Net Capital - 6 2/3% of Aggregated Indebtedness	$ 9,520	$ 9,520		
Minimum Net Capital Required	$ 5,000	$ 5,000		
Excess Net Capital	$ 2,105,806	$ 2,105,806	$ -	
Excess Net Capital at 1000%	$ 1,986,807	$ 1,986,807	$ -	
Ratio of Aggregated Indebtedness to Net Capital	0.07 to 1	0.07 to 1		

See notes to financial statements.

BARRINGTON ASSOCIATES

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
FOR THE YEAR ENDED DECEMBER 31, 2003

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2003.

1. Adjustments to correct shareholders' equity		
a. To adjust prepaid income taxes	$ 47,000	
		$ 47,000
2 Prepaid expenses, deposits and other assets		
a. To adjust prepaid income taxes	$ (47,000)	
		(47,000)
Net capital before haircuts		$ -

See notes to financial statements.